United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Varagon Capital Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92212L104

(CUSIP Number)

July 26, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92212L104	Schedule 13G	Page 1 of 4

1	Names of Reporting Persons California Institute of Technology
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 9,728,256
	6	Shared Voting Power 0
	7	Sole Dispositive Power 9,728,256
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,728,256
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 24.9%
12	Type of Reporting Person CO

CUSIP No. 92212L104	Schedule 13G	Page 2 of 4

ITEM 1.	(a)	Name of Issuer:

Varagon Capital Corporation (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

299 Park Avenue, 3rd Floor, New York, NY 10171.

ITEM 2.	(a)	Name of Person Filing:

This statement is filed on behalf of the California Institute of Technology (the “Reporting Person”).

	(b)	Address or Principal Business Office:

The address of the Reporting Person is Attn: Chief Investment Officer, Investment Office, Mail Code 2-42, 551 S. Wilson Ave., Pasadena, CA 91125.

	(c)	Citizenship of each Reporting Person is:

The California Institute of Technology is an entity organized under the laws of the State of California.

	(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”).

	(e)	CUSIP Number:

92212L104

ITEM 3.

Not applicable.

CUSIP No. 92212L104	Schedule 13G	Page 3 of 4

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of July 26, 2022, based upon 39,124,521.9760 shares of Common Stock outstanding as of July 12, 2022, as reported in Amendment No. 2 to the Issuer’s registration statement on Form 10, as filed by the Issuer with the Securities and Exchange Commission on July 22, 2022.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
California Institute of Technology	9,728,256	24.9%	9,728,256	0	9,728,256	0

California Institute of Technology is the record holder of the shares of Common Stock reported herein.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 92212L104	Schedule 13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2022
California Institute of Technology

	By:	/s/ Scott H. Richland
	Name:	Scott H. Richland
	Title:	Chief Investment Officer